Klondex Mines Ltd. PRESS RELEASE

NEWS RELEASE

FOR IMMEDIATE RELEASE August 20, 2015 Toronto, Ontario	TSX SYMBOL: KDX

Klondex Announces $26 Million Bought Deal Financing

NOT FOR DISTRIBUTION IN THE UNITED STATES OR RELEASE OVER U.S. NEWSWIRES

Vancouver, British Columbia – August 20, 2015 – Klondex Mines Ltd. (TSX:KDX) ("Klondex" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by GMP Securities L.P. (the “Underwriters”), which has agreed to purchase, on a bought deal basis, 7,400,000 common shares (the “Shares”) of the Company at a price of C$3.55 per Share, for aggregate gross proceeds of C$26,270,000 (the “Offering”). The Underwriters will also have the option, exercisable in whole or in part at any time up to 30 days after the closing of the Offering, to purchase up to an additional 1,110,000 Shares to cover the Underwriters' over-allotment position. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering will be C$30,210,500.

The net proceeds of the Offering are expected to be used for debt repayment, the continued exploration and development at the Midas Mine and Fire Creek project, and for working capital and general corporate purposes. The Shares will be offered by way of a short form prospectus to be filed in all of the provinces of Canada (other than the Province of Quebec) pursuant to National Instrument 44-101 Short Form Prospectus Distributions and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

The Shares have not been registered under the United States Securities Act of 1933, as amended, or applicable state securities laws, and the Shares may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.

The Offering is expected to close on or about September 10, 2015. Closing of the Offering is subject to certain conditions typical for a transaction of this nature and the receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange.

About Klondex Mines Ltd. (www.klondexmines.com)

We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Our milling and processing facilities, which are located at Midas, process mineralized material from both Midas and Fire Creek. Fire Creek is located approximately 100 miles south of Midas.

Contact:
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512 | M: (303) 668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-Looking Information

A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43 -101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable securities laws. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to, completion of the proposed Offering; the risks and hazards associated with environmental compliance and permitting for its existing underground operations; the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; and the degree to which factors which would make a mineral deposit commercially viable are present. There is no assurance that the Offering will be completed, either on the terms proposed or at all. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. The Company assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.